Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

Fax message

SUPPL

Company Office of International Corporate Finance
Securities and Exchange Commission

cc

From Corporate Communications

Fax number + 1 202 7729207

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call 21

Date February 16, 2007 Reference

Subject Wessanen signs contract to sell Private Label activities

ID # 82-1306

07021243

Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0) 30 298 88 31 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

press release

Utrecht, February 16 2007

Wessanen signs contract to sell Private Label activities

The Executive Board of Royal Wessanen nv has signed the agreement with financial investor One Equity Partners (OEP) to sell the activities of Dailycer and Delicia in the UK, France and The Netherlands. In December 2006 Wessanen received a binding offer from OEP for a total consideration of EUR 104 million.

The completion of the transaction will follow after Competition Authorities' approval.

Executive Board
Royal Wessanen nv

END